UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

OVERSEAS SHIPHOLDING GROUP, INC.

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(Name of Issuer)

COMMON STOCK

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(Title of Class of Securities)

690368-10-5

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(CUSIP Number)

D. J. Smith, Executive Vice President, Secretary and General Counsel Archer-Daniels-Midland Company, 4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525, Telephone: (217)424-6183

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(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 30, 2004

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP NO. 690468-10-5 Page 2 of 3 Pages

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1 NAME OF REPORTING PERSON /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Archer-Daniels-Midland Company

I.R.S. Identification No. 41-0129150

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)__

N/A (b)__

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3 SEC USE ONLY

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4 SOURCE OF FUNDS

N/A

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(E)

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

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|7 SOLE VOTING POWER

NUMBER OF | 5,093,391

SHARES |___________________________________________

BENEFICIALLY |8 SHARED VOTING POWER

OWNED BY | -0-

EACH |___________________________________________

REPORTING |9 SOLE DISPOSITIVE POWER

PERSON | 5,093,391

WITH |___________________________________________

|10 SHARED DISPOSITIVE POWER

| -0-

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

5,093,391

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES

CERTAIN SHARES __

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%

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14 TYPE OF REPORTING PERSON

CO

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CUSIP NO. 690368-10-5 Page 3 of 3 Pages

This Amendment No. 5 to the Statement on Schedule 13D filed by Archer-Daniels-Midland Company ("ADM"), relating to the common stock, par value $1 per share, of Overseas Shipholding Group, Inc. (the "OSG Common Stock"), a Delaware corporation ("OSG"), as amended (the "Statement"), further amends the Statement in the following respects only:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item No. 5 is amended and restated in its entirety as follows:

ADM is the beneficial owner of 5,093,391 shares of OSG Common Stock, representing 13.0% of the outstanding OSG Common Stock, with sole voting and dispositive power over such shares. This total reflects the sale by ADM on January 30, 2004 of 581,409 shares of OSG Common Stock in an underwritten public offering with a price to the public of $36.60 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2004

ARCHER-DANIELS-MIDLAND COMPANY

/s/ D. J. SMITH

By: D. J. Smith

Its Executive Vice President,

Secretary and General Counsel

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